ACTINVER SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Commissions	$	8,091,149
Other income		568,649
TOTAL REVENUES		8,659,798
EXPENSES		
Employee compensation and benefits		3,412,846
Clearing, execution and commission fees		1,027,903
Revenue sharing fees paid to stockholder		841,465
Occupancy		258,826
Communications		72,328
Professional fees		474,172
Other expenses		1,519,612
TOTAL EXPENSES		7,607,152
INCOME BEFORE INCOME TAXES		1,052,646
PROVISION FOR INCOME TAXES		(349,002)
NET INCOME	$	703,644

The accompanying notes are an integral part of this financial statement.